American Lithium Files Semi-Detailed Environmental Impact Assessment Study
to Start Falchani Mine Permitting Process Ahead of Schedule

VANCOUVER, BRITISH COLUMBIA, November 28, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to announce that it has now completed and submitted the Semi-Detailed Environmental Impact Assessment Study ("EIA-sd") for the Falchani Lithium Project in Southern Peru ("Falchani") to the Ministry of Energy and Mines ("MINEM"). The EIA-sd commenced in July 2022 with SRK Peru leading the process and EDASI SAC providing environmental services including detailed hydrological / hydrogeological studies at Falchani. The filing of the EIA-sd was achieved ahead of schedule. With the filing acknowledged by MINEM, regulatory approval for the EIA-sd is anticipated in the coming months. It is expected that the Final EIA Study, which will enable construction and production at Falchani, will be filed and approved following the completion of the Pre-Feasibility Study ("PFS") and following submission and approval of detailed plans for mining and processing.

Highlights of EIA-sd:

• Provides a framework for approval of all major phases required to finalize the development of Falchani from mining reserve definition to completion of mine construction;

• A critical part of mine permitting in Peru and its approval should enable fast-tracking of full permits for building the mine, processing facilities and tailings disposal;

• Provides authority to drill up to 420 drill platforms across the Falchani Project, with no additional drill permits required;

• Enables drilling of several additional strategic holes, building on the drilling done earlier this year under the hydrogeological permit, which is part of the EIA process; and

• Completion of the Final EIA Study will follow conversion of Measured and Indicated Resources to Proven and Probable Reserves as part of the PFS and will enable the move to production at Falchani.

Simon Clarke, CEO of American Lithium states, "This is another major milestone for American Lithium. The EIA process was launched during the prior Government at a difficult time for permitting in Peru and it is a testament to the hard work of our Peru team that we were able to advance the Falchani Project in such a material way. I would also acknowledge the support of the new authorities in Peru in helping us fast-track this process with the common goal of seeing lithium production in the country as quickly as reasonably possible. With this approval, we will now be able to complete our PFS and move rapidly into the mine permitting process."

Qualified Person

Mr. Ted O'Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas.  The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium ("Falchani") and Macusani uranium ("Macusani") development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility is advancing well TLC and Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

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On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, the anticipated completion of pre-feasibility work, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs;  the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on October 16, 2023, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.